Exhibit 12.1
DynCorp International LLC
Exhibit 12.1 — Statement Regarding Computation of Ratios — Fixed Charge Coverage Ratio

		March 28,	March 30,		49 Days Ended	April 3, 2004
	April 3, 2009	2008	2007	March 31, 2006	April 1, 2005	to Feb 11, 2005

Earnings before fixed charge addition	$114,204	$74,100	$56,291	$45,012	$(862)	$94,689

Add:
Fixed charges	77,114	73,656	78,661	74,744	8,637	3,757

Amortization of capitalized interest	—	—	—	—	—	—

Less:
Capitalized interest	—	—	—	—	—	—

Earnings as adjusted	$191,318	$147,756	$134,952	$119,756	$7,775	$98,446

Fixed charges:
Portion of rents representative of interest factor	18,332	18,282	16,765	18,058	583	3,757
Interest on indebtedness	58,782	55,374	61,896	56,686	8,054	—

Fixed charges	77,114	73,656	78,661	74,744	8,637	3,757

Equity security unit distributions		—	—	—	—	—

Combined fixed charges and Income from continuing operations	$191,318	$147,756	$134,952	$119,756	$7,775	$98,446

Ratio of earnings to combined fixed charges and preferred stock dividends	2.5	2.0	1.7	1.6	0.9	26.2